

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 29, 2009

Mr. Per O. Iverson
President and Chief Executive Officer
Orbit/FR, Inc.
506 Prudential Road
Horsham, Pennsylvania 19044

> **Re:** **Orbit/FR, Inc.**
> **Form 8-K for Item 4.01 dated September 24, 2009**
> **Filed September 30, 2009**
> **Amended October 29, 2009**
> **File No. 000-225283**

Dear. Mr. Iverson:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief